Exhibit 21.1

List of Principal Subsidiaries of the Registrant

In connection with the separation of the Registrant from Ligand Pharmaceuticals Incorporated, the following entities will become wholly owned subsidiaries of the Registrant.

Wholly Owned Subsidiary	Place of Incorporation
Ab Initio Biotherapeutics, Inc.	Delaware
Crystal Bioscience, Inc.	California
Icagen, LLC	Delaware
Taurus Biosciences, LLC	Delaware
xCella Biosciences, Inc.	Delaware